UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

SWS Group, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

78503N107
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,311,801
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,311,801
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON LONE STAR VALUE CO-INVEST II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 513,199
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 513,199
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,825,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,825,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,311,801
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,311,801
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,825,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,825,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON ALAN L. BAZAAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON HANNAH M. BIBLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON JOHN M. CLIMACO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON RICHARD K. COLEMAN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON WILLIAM DEROSA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON KYLE HARTLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON KEVIN RENDINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78503N107

1	NAME OF REPORTING PERSON DILIP SINGH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78503N107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.10 per share (the “Shares”), of SWS Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1201 Elm Street, Suite 3500, Dallas, Texas 75270.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)         Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value Investors”);

(ii)        Lone Star Value Co-Invest II, LP, a Delaware limited partnership (“Lone Star Value Co-Invest II”);

(iii)       Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest II;

(iv)       Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value Investors;

(v)        Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management;

(vi)       Alan L. Bazaar;

(vii)      Hannah M. Bible;

(viii)     John M. Climaco;

(ix)       Richard K. Coleman, Jr.;

(x)        William DeRosa;

(xi)       Kyle Hartley;

(xii)      Kevin Rendino; and

(xiii)     Dilip Singh.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 78503N107

(b)           The address of the principal office of each of Lone Star Value Investors, Lone Star Value Co-Invest II, Lone Star Value GP, Lone Star Value Management, Messrs. Eberwein, DeRosa and Hartley and Ms. Bible is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870. The address of the principal office of Mr. Bazaar is 420 Lexington Ave., Suite 2840, New York, NY 10170. The address of the principal office of Mr. Climaco is PO Box 326, Park City, UT 84060. The address of the principal office of Mr. Coleman is 11000 North MoPac Expressway, Suite 150, Austin, Texas 78759. The address of the principal office of Mr. Rendino is c/o RGJ Capital, LLC, 363 Bloomfield Ave., Suite 1A, Montclair, NJ 07042. The address of the principal office of Mr. Singh is 333 NE 21st Avenue, Unit 1110, Deerfield Beach, FL 33441.

(c)           The principal business of each of Lone Star Value Investors and Lone Star Co-Invest II is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest II. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management. The principal occupation of Mr. Bazaar is serving as the Chief Executive Officer of Hollow Brook Wealth Management LLC. The principal occupation of Ms. Bible is serving as the Director of Operations and Chief Compliance Officer of Lone Star Value Management. The principal occupation of Mr. Climaco is serving as a consultant. The principal occupation of Mr. Coleman is serving as the President and Chief Executive Officer of Crossroads Systems, Inc.  The principal occupation of Mr. DeRosa is serving as the Director of Research at Lone Star Value Management. The principal occupation of Mr. Hartley is serving as the Chief Financial Officer and Chief Operating Officer of Lone Star Value Management. The principal occupation of Mr. Rendino is serving as the President and Chief Executive Officer of RGJ Capital, LLC. The principal occupation of Mr. Singh is serving as the as the Manager of Value Generation Capital, LLC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Bazaar, Climaco, Coleman, DeRosa, Eberwein, Hartley, Rendino and Singh and Ms. Bible are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Lone Star Value Investors and Lone Star Value Co-Invest II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,311,801 Shares beneficially owned by Lone Star Value Investors is approximately $9,835,040, including brokerage commissions.  The aggregate purchase price of the 513,199 Shares beneficially owned by Lone Star Value Co-Invest II is approximately $3,709,422, including brokerage commissions.

The Shares directly owned by Mr. Coleman were purchased with personal funds in open market transactions. The aggregate purchase price of the 250 Shares directly owned by Mr. Coleman is approximately $1,800, excluding brokerage commissions.

CUSIP NO. 78503N107

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged in public and private communications with the management and the Board of the Issuer regarding the Issuer’s business and prospects, strategic alternatives available to the Issuer and the proposed merger between the Issuer and Hilltop Holdings Inc. ("Hilltop"), which in the Reporting Persons’ view deeply undervalues the Issuer.  The Reporting Persons have reserved their rights to take any and all actions necessary in their view to protect stockholders’ interests, including exercising appraisal rights under Delaware law.

On August 15, 2014, Lone Star Value Investors delivered a letter to the Issuer nominating Alan L. Bazaar, Hannah M. Bible, John M. Climaco, Richard K. Coleman, Jr., William DeRosa, Jeffrey E. Eberwein, Kyle Hartley, Kevin Rendino and Dilip Singh (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2014 annual meeting of stockholders (the “2014 Annual Meeting”). To the extent that the proposed merger with Hilltop is not consummated for any reason, the Reporting Persons intend to seek the election of certain or all of the Nominees at the 2014 Annual Meeting to further a process for the sale of the Issuer in whole or in parts to the highest bidder.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,068,118 Shares outstanding, as of May 2, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2014.

A.	Lone Star Value Investors

(a)	As of the close of business on August 15, 2014, Lone Star Value Investors beneficially owned 1,311,801 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 1,311,801
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,311,801
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 78503N107

B.	Lone Star Value Co-Invest II

(a)	As of the close of business on August 15, 2014, Lone Star Value Co-Invest II beneficially owned 513,199 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 513,199
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 513,199
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Co-Invest II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value GP

(a)
Lone Star Value GP, as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest II, may be deemed the beneficial owner of the (i) 1,311,801 Shares owned by Lone Star Value Investors and (ii) 513,199 Shares owned by Lone Star Value Co-Invest II.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 1,825,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,825,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Lone Star Value Investors and Lone Star Value Co-Invest II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 1,311,801 Shares owned by Lone Star Value Investors.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 1,311,801
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,311,801
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 78503N107

E.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 1,311,801 Shares owned by Lone Star Value Investors and (ii) 513,199 Shares owned by Lone Star Value Co-Invest II.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 1,825,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,825,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Lone Star Value Investors and Lone Star Value Co-Invest II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Coleman

(a)	As of the close of business on August 15, 2014, Mr. Coleman directly owned 250 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 250
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 250
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Coleman during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Bazaar, Climaco, DeRosa, Hartley, Rendino and Singh and Ms. Bible

(a)	As of the close of business on August 15, 2014, Messrs. Bazaar, Climaco, DeRosa, Hartley, Rendino and Singh and Ms. Bible did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Messrs. Bazaar, Climaco, DeRosa, Hartley, Rendino and Singh and Ms. Bible have not entered into any transactions in the Shares during the past 60 days.

As of the close of business on August 15, 2014, the Reporting Persons collectively beneficially owned an aggregate of 1,825,250 Shares, constituting approximately 5.5% of the Shares outstanding.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 78503N107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 15, 2014 the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) to solicit proxies for the election of the Nominees at the 2014 Annual Meeting.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Lone Star Value Investors and certain of its affiliates have agreed to indemnify each of Messrs. Bazaar, Climaco, Coleman, Rendino and Singh against any and all claims of any nature arising from the solicitation of proxies at the 2014 Annual Meeting and any related transactions. A form of such letter agreement is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

The investors in Lone Star Value Co-Invest II have certain rights to share in any award in connection with any appraisal rights claim that the Reporting Persons may pursue under Delaware law.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Lone Star Value Investors, LP, Lone Star Value Co-Invest II, LP, Lone Star Value Investors GP, LLC, Lone Star Value Management, LLC, Jeffrey E. Eberwein, Alan L. Bazaar, Hannah M. Bible, John M. Climaco, Richard K. Coleman, Jr., William DeRosa, Kyle Hartley, Kevin Rendino and Dilip Singh, dated August 15, 2014.

99.2	Form of Indemnification Agreement.

99.3	Form of Power of Attorney.

CUSIP NO. 78503N107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2014

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest II, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN Individually and as attorney-in-fact for Alan L. Bazaar, Hannah M. Bible, John M. Climaco, Richard K. Coleman, Jr., William DeRosa, Kyle Hartley, Kevin Rendino and Dilip Singh

CUSIP NO. 78503N107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

4,842	7.2755	06/20/2014
45,158	7.2537	06/23/2014
25,000	7.2620	06/30/2014
25,000	7.2801	07/10/2014
25,000	7.2289	07/24/2014
75,000	7.1635	07/25/2014
25,000	7.1571	07/25/2014
60,100	7.2164	07/28/2014
25,000	7.2538	07/29/2014
27,000	7.2111	07/30/2014
27,894	7.1859	07/31/2014
20,006	7.1968	08/01/2014
49,000	7.1993	08/04/2014
29,500	7.0678	08/05/2014
54,000	7.1044	08/06/2014
82,500	7.1486	08/07/2014
11,801	7.1085	08/08/2014
(50,000)*	7.2650	08/12/2014
(50,000)*	7.2800	08/12/2014
(100,000)*	7.1700	08/13/2014
(100,000)*	7.2200	08/14/2014
(100,000)*	7.2600	08/15/2014

LONE STAR VALUE CO-INVEST II, LP

50,000	7.1682	08/07/2014
10,000	7.1249	08/08/2014
15,000	7.1054	08/08/2014
38,199	7.2349	08/11/2014
50,000	7.2650	08/12/2014
50,000	7.2800	08/12/2014
100,000	7.1700	08/13/2014
100,000	7.2200	08/14/2014
100,000	7.2600	08/15/2014

RICHARD K. COLEMAN, JR.

250	7.1999	08/14/2014

* Represents a short sale.